UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 September 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Fitch Ratings press release

The following is an extract from a press release issued by Fitch Ratings on 8 September 2010:

“Fitch Ratings has upgraded both BP plc’s (BP) Long-term Issuer Default Rating (IDR) and senior unsecured rating to ‘A’ from ‘BBB’, respectively, and the Short-term IDR to ‘F1’ from ‘F3’. The Rating Watch Evolving (RWE) on all ratings has been resolved and a Stable Outlook assigned to the Long-term IDR. BP Capital Markets plc’s senior unsecured issues, which are fully and unconditionally guaranteed by BP, have also been upgraded to ‘A’ from ‘BBB’.

Today’s rating watch resolution and subsequent rating upgrade primarily reflects an end to the threat of further leaks from the Macondo well in the Gulf of Mexico. The ‘A’ rating also reflects both the improved visibility of potential liability scenarios the company could still face and substantial progress that BP has made to date in building up liquidity to address potential financial payments. These actions include a substantial increase in BP’s committed standby credit lines (increase to USD17bn from USD5bn) and material short-term progress on the asset sales program (approximately USD30bn of which has been announced as of 30 June 2010).

On 4 September 2010, National Incident Commander Thad Allen declared that the well has been effectively secured regarding any potential source of pollution. While this declaration is not equivalent to a final ‘kill’ of the well, it does allow Fitch to make more bounded assumptions regarding the scale of potential financial liabilities facing the company. Fitch estimates BP’s total pending liabilities to be in the range of USD35bn-67.5bn, according to Fitch’s existing low, middle and high liability scenarios.

Principal factors that Fitch assumes for the upgrade include the completion of asset sales over the next 18 months which should further enhance the company’s liquidity while modestly impacting operating cash flow. In addition, the agency assumes that a majority of compensatory damages will be met via the independent claim facility that is administered by Kenneth Feinberg, reducing BP’s reliance on committed credit lines and other debt to finance future claims or damage payments. Fitch will re-evaluate the company’s liquidity and debt position in the event that these assumptions do not hold, which could have negative consequences for the credit ratings.

In the low liability scenario (USD35bn) Fitch assumes a finding of no gross negligence on the part of BP by investigating authorities, and a lower-range fine for spilled oil under the US Clean Water Act that would be shared proportionately between partners.  The USD35bn estimate does not include any other recovery from partners but does include tax relief related to the write-off of costs for the spill.  In the middle liability scenario (USD50bn), Fitch assumes a finding of gross negligence and higher pollution fines under the Clean Water Act that would be paid in full by BP.  This scenario also excludes any partner recoveries but still includes spill related cost tax relief. In the high liability scenario (USD67.5bn), Fitch assumes the same parameters as the middle scenario but BP would not benefit from tax relief related to the write-off of costs for the spill under the US tax code.

Fitch believes even under a high liability scenario that BP now has adequate financial resources to meet its obligations to a degree that is commensurate with the current credit rating category.  Fitch also anticipates access to funding will likely become progressively easier for the company following the halt to the leak on 15 July 2010.

Additional legal penalties or punitive damages are not yet quantifiable with any degree of certainty, and Fitch anticipates that funding of any such liability will be beyond its forecast horizon of approximately five years. Nonetheless, Fitch’s greater understanding of the more immediate potential financial liabilities facing BP over the agency’s forecast horizon, and the company’s plans to finance these liabilities, supports today’s ratings upgrade and Stable Outlook.

Fitch notes that BP’s liquidity trebled since June following dramatic short-term progress on asset disposals. BP’s credit metrics remain robust, and the company does not necessarily need additional borrowings to meet anticipated liabilities given cash inflow provided from asset sales and organic cash flow generation in the current oil price environment.

To date the company has agreed to sell approximately USD10bn in assets (Canadian, Egypt, and Permian properties to Apache (‘A-’/RWN)--USD7bn; Colombian assets to Ecopetrol (‘BB+’/Stable) & Talisman--USD1.9bn; US midstream assets to Magellan--USD289mn; and Malaysian ethylene and polyethylene interests to Petronas (‘A’/Stable)--USD363mn). The two largest deals have been structured to provide a large upfront cash payment to BP prior to closing (Apache--USD5bn by 30 July, Ecopetrol--USD1.25bn), a feature which enhances the improvement to BP’s liquidity.

Fitch downgraded BP to ‘BBB’, RWE on 15 June 2010 due to higher near-term payment risks.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 17 September 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary